

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Haijun Wang
Chairman and Chief Executive Officer
Atour Lifestyle Holdings Limited
18th floor, Wuzhong Building
618 Wuzhong Road, Minhang District
Shanghai, People's Republic of China

> **Re: Atour Lifestyle Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted April 8, 2021**
> **CIK No. 0001853717**

Dear Mr. Wang:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted April 8, 2021

General

1.   Please disclose in the prospectus the basis for your statements that: "we are the largest upper midscale hotel chain in China in terms of room number as of the end of 2019" and "we are the first hotel chain in China to develop a scenario-based retail business." If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

Corporate History and Structure, page 77

2. We note through your disclosures here and elsewhere that you are currently undertaking a Restructuring to adjust your share capital. Please address the following with respect to your Restructuring plan:
    - Provide us with a summary of the respective ownership structures of Atour Lifestyle, Atour Holdings and Atour Shanghai prior to the Restructuring.
    - Explain to us in greater detail the steps that will be taken to effect the Restructuring, including, but not limited to, a discussion of the warrants issued to affiliates as part of the Restructuring and the exercise price thereon.
    - We note your disclosure on page F-9 that upon consummation of the Restructuring, the affiliates of all equity holders of Atour Shanghai will acquire the equity interests of Atour Lifestyle substantially in proportion to their ownership in Atour Shanghai immediately prior to the Restructuring. Please provide us with a breakdown of all redeemable and non-redeemable shares by class before and after the Restructuring, and clarify how the issuance of Atour Lifestyle ordinary shares was in the same proportions as the percentage equity interests of the Atour Shanghai equity holders.
    - We note your disclosure on page F-10 that you intend to account for the restructuring transaction as a reverse recapitalization. Please cite the specific accounting literature you have relied on when arriving at your accounting conclusion. To the extent you have concluded the Restructuring should be accounted for as a reorganization of entities under common control, please tell us the control group that existed prior to and after the restructuring transaction.
    - Confirm for us that the capital structure reflected in your Consolidated Balance Sheets on page F-5 represents the capital structure after the Restructuring.
    - Clarify for us when you expect the Restructuring to take place, including whether it will be before or after the sale of the shares in this offering, and when your auditors are expected to issue their audit opinion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 79

3. If known, please discuss any trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, discuss whether you expect the increase in your manachised hotels to continue. Also disclose whether there are any material franchise, management or lease agreements that you expect to be terminated.

Key Performance Indicators, page 82

4.   We note your disclosure of certain key performance indicators excludes the results from hotels that were requisitioned by the government for quarantine needs in response to the COVID-19 outbreak. Please tell us what consideration you gave to also disclosing metrics that include the results from these hotels in order to reflect the results from your entire system.

Critical Accounting Policies and Estimates
Customer loyalty program, page 91

5.   Tell us what consideration you gave to disclosing your estimate of breakage for all periods along with a sensitivity analysis illustrating the impact of the breakage estimate on revenues.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 96

6.   Please disclose the reasons for the substantial increase in the number of manachised hotels from 391 as of December 31, 2019 to 537 as of December 31, 2020. Also disclose the reasons for the increase in the revenue generated from your scenario-based retail business and the increase in revenue generated from the sales of your *A-Card* membership services.

Principal Shareholders, page 165

7.   Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by the entities reflected in the table.

Related Party Transactions, page 168

8.   Please describe the material terms of the transactions with Ctrip Group, including the terms of any written arrangements.

Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies
(j) Contract Costs, page F-12

9.   We note your disclosure on page 85 that your franchise and management agreements typically run for an initial term of 8 to 15 years. Please disclose the period over which you are currently amortizing deferred contract costs, and the factors you considered in determining the amortization period was appropriate in relation to the expected period of benefit to be received by franchisees. Also, please tell us if your franchise and management agreements are renewable, and if so, whether additional sales commissions are paid upon renewal. Please disclose how renewal commissions, if any, are factored into the period over which you are currently amortizing contract costs. We refer you to ASC 340-40-35-1 and 340-40-50-2b.

<u>(u) Revenue Recognition</u>
<u>Customer loyalty program, page F-19</u>

10.   Please clarify for us when you recognize revenue related to points earned in manachised hotels. In your response, explain to us whether you recognize revenue immediately upon receipt or whether you defer a portion of the revenue until points are used by customers.

<u>Note 14. Net Income (Loss) Per Ordinary Share, page F-39</u>

11.   Please revise to disclose the basis for subtracting net income amounts attributable to Series A, B, and C shares from total net income when computing net income per ordinary share. Please cite the relevant accounting guidance as part of your response.

<u>Exhibits</u>

12.   Please include in the exhibit index a legal opinion from your PRC counsel regarding your compliance with the current PRC laws and regulations. See, for example, your disclosure on page 62 regarding approval of the China Securities Regulatory Commission. Please ensure that this opinion speaks to the extent that you do or do not have all required licenses and registrations for your business and the foreign ownership of your PRC businesses. Additionally, we note your discussion in the introductory paragraph under "Regulations." Please ensure that the opinion make clear which category your business is in regarding the Negative List. If any portion of your business is at risk for falling into a category with restrictions please include disclosure and a relevant risk factor, as necessary.

　You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Li He